Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-151608
FINAL TERM SHEET
Dated MARCH 9, 2009
KEYCORP
Senior Medium-Term Notes, Series I
    $ 437,500,000
            Floating Rate Senior Notes due April 16, 2012
Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program

Issuer:	KeyCorp

Guarantor:	Federal Deposit Insurance Corporation (“FDIC”)

Description of Securities:	$437,500,000 Floating Rate Senior Notes due April 16, 2012

Guarantee:	The Notes are guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Security Type:	Senior Notes

Settlement Date:	March 16, 2009 (T+5)

Maturity Date:	April 16, 2012

Issue Price:	100% of principal amount

Coupon:	1-month LIBOR (Reuters Page LIBOR01) plus 43 bps (0.43%)

LIBOR Determination:	Second London banking day immediately preceding the first day of the relevant one-month interest period

Interest Payment Dates:	The 16th of each month, beginning April 16, 2009

Day Count:	Actual / 360

Redemption Provisions:	The notes are not subject to redemption or repayment prior to maturity and will not be subject to any sinking fund.

Denomination:	$1,000 and integral multiples of $1,000 thereof

Gross Proceeds:	$437,500,000

Underwriting Discount and Commissions:	0.30%

Price to KeyCorp:	99.700%

Net Proceeds After Underwriting Discount and Commission:	$436,187,500

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC (45%) J.P. Morgan Securities Inc. (45%)

Co-Manager:	KeyBanc Capital Markets Inc. (10%)

CUSIP:	49327-GAC-1

Expected Issue Ratings:	Aaa / AAA / AAA (Moody’s / S&P / Fitch)
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or (ii) J.P. Morgan Securities Inc. collect at 212-834-4533.
The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Standard & Poor’s Ratings Services and Fitch Ratings Ltd. Each of the security ratings above should be evaluated independently of any other security rating.